UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

VALUE EXCHANGE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

829348 200
(CUSIP Number)

Bella Tsang 7/F., Darton Tower 142 Wai Yip Street, Kwun Tong Kowloon, Hong Kong Telephone: (852) 2950 4288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

.

SCHEDULE 13D

CUSIP No.	829348 200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) . (b) .
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
.
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,905,461
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,905,461
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,905,461
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.3%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.00001 par value (“Common Stock”), of Value Exchange International, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is Value Exchange International, Inc., 7/F., Darton Tower, 142 Wai Yip Street, Kwun Tong, Kowloon, Hong Kong, Telephone: (852) 2950 4288.

Issuer’s Common Stock is quoted on OTC QB market under trading symbol “VEII.”

Item 2. Identity and Background

(a) This Schedule 13D is being filed by and on behalf of Ms. Bella Tsang, a natural person, also known as Tsang Po Yee Bella, “Reporting Person”.

(b) The principal business address of Reporting Person is 7/F., Darton Tower,

142 Wai Yip Street, Kwun Tong, Kowloon, Hong Kong, Telephone: (852) 2950 4288.

(c) Reporting Person is a business executive. She is a director and Secretary of Issuer.

(d) During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration. Reporting Person sold 500,000 shares of Issuer Common Stock for $0.10 per share cash in private, negotiated sales made in Sweden to individuals residing in or citizens of Sweden.

Item 4. Purpose of Transaction.

The Reporting Person sold 500,000 shares of Common Stock to certain individuals who are residents or citizens of Sweden in a negotiated, private sales. The sales were made to generate money for Reporting Person’s personal financial use and not for any other purpose. The sale of these shares was not made as part of any transaction or series of transaction to effect any change in control of Issuer or any similar transaction. Reporting Person originally acquired her Shares for investment purposes.

“Shares” refers to shares of Issuer Common Stock owned by Reporting Person.

Reporting Person believes that the buyers made the purchases of the shares of Common Stock for personal investment purposes. Johan Pehrson, a director of the Issuer, purchased 75,000 shares from the Reporting Person in the private, negotiated purchases of shares of Reporting Person.

Subject to applicable U.S. federal securities laws and regulations, the Reporting Person intends to review her investment in the Issuer on a continuing or periodic basis. Depending on various factors, including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and its Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to her investment in the Issuer as she deems appropriate, including, without limitation, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by her, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Person’s economic exposure with respect to their investment in the Issuer and/or otherwise changing her intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b): The responses of the Reporting Person to Row 7 through 13 of the cover page of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 6,905,461 shares of Common Stock, and which represent approximately 23.3% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 29,656,130 shares of Common Stock outstanding

(c) The following table lists each of the purchases and sales by the Reporting Person of Shares during the past 60 days. There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

Date of Transaction	Type of Transaction	Number of Shares	Price per Share
May 22, 2017	Sale in private transaction	75,000	$0.10
May 22, 2017	Sale in private transaction	100,000	$0.10
May 22, 2017	Sale in private transaction	75,000	$0.10
May 22, 2017	Sale in private transaction	5,000	$0.10
May 22, 2017	Sale in private transaction	10,000	$0.10
May 22, 2017	Sale in private transaction	50,000	$0.10
May 22, 2017	Sale in private transaction	50,000	$0.10
May 22, 2017	Sale in private transaction	35,000	$0.10
May 22, 2017	Sale in private transaction	30,000	$0.10
May 22, 2017	Sale in private transaction	50,000	$0.10
May 22, 2017	Sale in private transaction	20,000	$0.10
TOTAL		500,000

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except agreement to make private sales of 500,000 Shares as detailed in Item 5(c) above.

Item 7. Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2017
Dated
/s/ Bella Tsang
Signature Bella Tsang
Name